FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  NA

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	“Webzen FY2003 Fourth Quarter Earnings Results,” February 17, 2004.

Item 1

Webzen FY2003 Fourth Quarter Earnings Results

The summary financial data for the three months ended December 31, 2003 are unaudited and reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the current interim periods are not necessarily indicative of results to be expected for the current year or any other period. Those financial data were prepared in accordance with generally accepted accounting principles in Korea.

				(KRW millions, except for percentage)
	Quarterly results			Year end results
	3Q 2003	4Q 2003	QoQ change	FY2002	FY2003	YoY change

Sales	14,653	14,778	0.9%	28,787	56,974	97.9%
Domestic	12,812	12,718	-0.7%	27,363	48,096	75.8%
Overseas	1,841	2,050	11.4%	1,424	8,867	522.7%
Other	-	10	-	-	10	-
Operating profit	8,414	7,373	-12.4%	17,610	32,580	85.0%
Recurring profit	10,146	10,016	-1.3%	17,814	39,795	123.4%
Net income	8,675	8,437	-2.7%	15,228	33,699	121.3%

Business Outlook for the year 2004

The following forward-looking statements reflect expectations as of February 17, 2004. Results may be materially different and are affected by many factors, such as changes in the overall global economy, actual consumer spending, consumer acceptance of our products, development delays and other risk factors.

	(KRW billions, except for percentage)
	2004 Target	FY2003	Expected YoY growth

Sales	75.0	57.0	31.6%
Operating profit	42.5	32.6	30.4%
Recurring profit	49.0	39.8	23.1%

Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to “Business Outlook for the year 2004,” and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.'s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
Investor Relations
Grace Lee
(822) 3498-6813

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2004

Webzen Inc.

By:	/s/ Won Seon Kim

	Name:	Won Seon Kim
	Title:	Chief Financial Officer